RESULTS OF SHAREHOLDER MEETING
VIRTUS OPPORTUNITIES TRUST
August 20, 2009
(Unaudited)


At a special meeting of shareholders of Virtus AlphaSector Allocation Fund (formerly known as Virtus Wealth Guardian Fund) (the "Fund"), a series of Virtus Opportunities Trust, held on August 20, 2009, shareholders voted on the following proposal:

Number of Eligible Shares Voted:
                                  For             Against        Abstain
To approve an amendment to    1,896,723.298     60,385.275     185,228.959
the fee schedule of the
Investment Advisory Agreement
between Virtus Opportunities
Trust, on behalf of the Fund
and VIA

Shareholders of the Fund voted to approve the above proposal.